Simpson Thacher & Bartlett

ICBC TOWER, 35TH FLOOR

3 GARDEN ROAD

HONG KONG

TELEPHONE: +852-2514-7600

FACSIMILE: +852-2869-7694

Direct Dial Number (852) 2514-7650	E-mail Address clin@stblaw.com

September 4, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Attention:	Ms. Folake Ayoola, Esq., Special Counsel
Mr. Matthew Derby, Esq., Attorney-Advisor
Mr. Stephen Krikorian, Accounting Branch Chief
Mr. Morgan Youngwood, Staff Accountant

Re:	Qutoutiao Inc.
Registration Statement on Form F-1
File No. 333-226913

Ladies and Gentlemen:

On behalf of our client, Qutoutiao Inc., an exempted company incorporated under the laws of the Cayman Islands with limited liability (the “Company”), we are filing herewith the Company’s Amendment No. 2 (the “Amendment No. 2”) to the Registration Statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). The Company notes that it has included the estimated price range (the “price range”) for its initial public offering (the “IPO”) and related disclosure in the preliminary prospectus which forms a part of Amendment No. 2.

The Company will commence its marketing activities in connection with the IPO shortly after the date hereof. The Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about September 13, 2018, and will file the joint acceleration requests in time before the requested effective time. We would greatly appreciate the Staff’s willingness to work with the Company to achieve this IPO timetable.

DANIEL FERTIG    ADAM C. FURBER    IAN C. HO    ANTHONY D. KING    CELIA C.L. LAM    CHRIS K.H. LIN    JIN HYUK PARK    KATHRYN KING SUDOL    CHRISTOPHER K.S. WONG

RESIDENT PARTNERS

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK    BEIJING    HOUSTON    LONDON    LOS ANGELES    PALO ALTO    SÃO PAULO    SEOUL    TOKYO    WASHINGTON, D.C.

Simpson Thacher & Bartlett

September 4, 2018

To facilitate the Staff’s review of the Amendment No. 2, we will separately deliver to you five (5) courtesy copies of the Amendment No. 2, marked to show changes to the Registration Statement filed with the Commission via EDGAR on August 27, 2018.

In addition, the Company is setting forth below its response to the Staff’s request for an analysis of the estimates of the fair value of the Company’s ordinary shares that was previously communicated to us verbally on August 24, 2018 (the “Staff’s Verbal Comments”).

The Company respectfully advises the Staff that information as to the Company’s share options granted and ordinary shares owned by the Company’s co-founders that became subsequently restricted, as well as sales of ordinary shares transactions by existing shareholders, are set forth on pages 99 to 102 of the Amendment No. 2.

In addition, the Company has issued (or entered into an agreement to issue) several rounds of preferred shares from September 29, 2017 to September 4, 2018. The below sets forth a summary of the issuance price of each series of preferred shares and their comparative fair value of ordinary shares on the issuance date.

Issuance Date*	Series	Number of Shares	Issuance Price of Preferred Shares (US$)		Fair Value of Ordinary Shares (US$)
September 29, 2017	Series A preferred shares	4,945,055	6.5520		3.5988
November 14, 2017	Series A1 preferred shares	1,373,626	7.2800		4.7128
March 4, 2018	Series B1 preferred shares	5,420,144	19.3722		19.3518
March 8, 2018	Series B2 preferred shares	3,895,728	23.6156		19.3681
April 27, 2018	Series B3 preferred shares	1,751,539	25.9772		22.5627
September 4, 2018	Series C1 preferred shares – Investor A	1,450,520	37.2280	(1)	32.1192
September 4, 2018	Series C1 preferred shares – Investor B	145,052	37.2280		32.1192
August 27, 2018(2)	Series C2 preferred shares	1,480,123	37.2280		32.1222

*	Note: Series C2 preferred shares have not been issued as of the date of this letter. The date noted for Series C2 preferred shares are the date that the share purchase agreement was signed.
(1)

The Company issued Series C1 preferred shares to the investor on September 4, 2018. The cash consideration received was US$34.4704 per preferred share. The difference between the fair value of US$37.2280 per preferred share and the cash consideration represented reduction/rebate against future revenue generated from this investor who is also the Company’s customer through a cooperation agreement in which the Company will provide advertising service to the investor.

(2)

The Company entered into a share purchase agreement with the investor on August 27, 2018. The transaction is subject to regulatory approvals from relevant PRC government authorities and the Company currently expects the transaction to close and shares to be issued in the next 12 months. The cash consideration to be received upon the issuance of the Series C2 preferred shares will be US$13.7882 per preferred share. The fair value of the Series C2 preferred shares on the share purchase agreement date was US$37.2280 per preferred share.

Simpson Thacher & Bartlett

September 4, 2018

A detailed description of the valuation method used and the factors contributing to the increase in the fair value of the ordinary shares of the Company from US$0.0461 per ordinary share as of June 30, 2016 to US$2.1159 per ordinary share as of June 30, 2017 and further to US$23.1429 per ordinary share as of June 30, 2018 is set forth on pages 99 to 101 of the Amendment No. 2.

A detailed description of the factors contributing to the increase in the fair value of the ordinary shares of the Company between June 30, 2018 and September 4, 2018, the issuance date of Series C1 preferred shares, is set forth on page 102 of the Amendment No. 2. The Company respectfully advises the Staff that the fair value for the Company’s ordinary shares of US$33.8465 previously indicated in the Company’s response letter dated August 27, 2018 refers to the fair value of its ordinary shares as of the date in which the share purchase agreements for Series C1 preferred shares were entered into, August 17, 2018. As a result of volatility and uncertainty of the U.S. and global capital markets experienced since that date, the estimated probability of a successful offering has changed despite the imminent launch of the Company’s marketing activities in connection with the IPO, thereby affecting the fair value of the Company’s ordinary shares.

The Company respectfully advises the Staff that for marketing purposes, an estimated price range between US$7.00 and US$9.00 per ADS, equal to US$28.00 and US$36.00 per Class A ordinary share, with a mid-point of US$32.00 per Class A ordinary share, has been established and included in the Amendment No. 2. The mid-point of the estimated price range for the IPO is approximately the same as the fair value of our ordinary share as of September 4, 2018. The estimated price range was determined based on discussions between the Company and the underwriters of the IPO, taking into account multiple factors, including but not limited to the current volatility and uncertainty of the U.S. and global capital markets. The estimated price range is subject to change, which may result from variations in market conditions and other developments. Such developments may not be within the control of, or foreseeable by, the Company. Accordingly, there is no assurance that the final offering price will fall within this estimated price range.

*        *        *         *        *

Simpson Thacher & Bartlett

September 4, 2018

If you have any question regarding the Amendment No. 2 or this letter, please do not hesitate to contact me at +852-2514-7650 (work), +852-9198-4235 (mobile) or clin@stblaw.com (email) or David Lee at +852-2514-7655 (work), +852-9036-9375 (mobile) or dlee@stblaw.com (email).

Very truly yours,

/s/ Chris K.H. Lin

Chris K.H. Lin

Enclosures

cc:	Eric Siliang Tan, Executive Chairman

Lei Li, Director and Chief Executive Officer

Jingbo Wang, Director and Chief Financial Officer

Qutoutiao Inc.

Daniel Fertig

David Lee

Simpson Thacher & Bartlett

Dan Ouyang

Jie Zhu

Wilson Sonsini Goodrich & Rosati

Sean Fu

PricewaterhouseCoopers Zhong Tian LLP

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